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                                                           MICHAEL K. CODDINGTON
                                                          MCoddington@faegre.com
                                                                    612.766.7328

                                 August 29, 2006

                                                       VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:       Owen Pinkerton
                 Senior Counsel

Re:      CAPELLA EDUCATION COMPANY
         REGISTRATION STATEMENT ON FORM S-1/A-1
         FILE NO.:  333-124119
         FILED JUNE 6, 2005

Ladies and Gentlemen:

      On behalf of Capella Education Company, a Minnesota corporation (the "Company"), for which we are serving as counsel, we are pleased to submit this response to the comments of the Staff, as set forth in Mr. Pinkerton's letter dated June 28, 2005 to Stephen G. Shank, Chairman of the Board and Chief Executive Officer of the Company, on the registration statement referenced above (the "Registration Statement"), including the prospectus contained therein (the "Prospectus"). This letter should be read in conjunction with the accompanying Amendment No. 2 to the Registration Statement ("Amendment No. 2") which was filed by the Company on the date hereof with the Commission. This letter also serves to file via electronic transmission a copy of Amendment No. 2 pursuant to Rule 101(a)(2)(i) of Regulation S-T. This letter contains the responses to the Staff's comments. Please note that, in addition to responding to the Staff's comments, Amendment No. 2 includes a significant number of other changes, including financial statements for fiscal 2005 and interim financial statements for the second quarter of fiscal 2006.

      The supplemental information set forth herein and in the overnight package to the Staff accompanying this filing has been supplied by the Company for use in connection with the Staff's review of the responses described below, and all such responses have been reviewed and approved by the Company. For convenience, each of the Staff's consecutively numbered comments is set forth herein, followed by the Company's response (in bold). In this letter, all page and footnote references, including those set forth in the Staff's comments,
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have been updated to refer to the page numbers in Amendment No. 2. To assist the
Staff in reviewing Amendment No. 2, we are delivering, by overnight mail to Mr. Pinkerton, a copy of this letter, two bound copies of Amendment No. 2, two bound copies of the exhibits filed with Amendment No. 2 and certain additional information referenced in this letter. One of the copies of Amendment No. 2 has been marked to show changes from Amendment No. 1 to the Registration Statement as originally filed with the Commission on June 6, 2005.

Prospectus Summary

1. COMMENT: We refer to previous comment 4 and the supporting material provided. Please tell us which of the other schools on pages 5 and 6 of the supporting materials are exclusively online programs. Also, since the numbers in the table include enrollments for both the online and campus-based programs, it is unclear whether other schools, for example, the University of Phoenix with 190,317 compared to your 10,500, have a larger online program than Capella. Your statement that you are the largest exclusively online university implies that you are the largest provider of online education among all other schools and universities. Please provide additional support that your online program is larger than any other online program or revise the statement to acknowledge that other schools with both online and campus-based programs may have more online enrollees than Capella.

      RESPONSE: THE COMPANY HAS DELETED THE STATEMENT THAT, MEASURED BY ENROLLMENT, IT IS THE LARGEST EXCLUSIVELY ONLINE UNIVERSITY IN THE UNITED STATES.

2. COMMENT: We have reviewed your support for your disclosure that shows the compound annual growth rate for your revenues from 2000 through 2004. In light of the substantial losses you suffered in the early part of this range, and the fact that percentage revenue growth will be substantially larger in the early years of a company's operations, showing compound annual growth rate is not a balanced presentation of your operations and may imply to investors that you expect revenues to increase by 65 percent. Please revise to remove this disclosure.

      RESPONSE: THE COMPANY HAS REVISED THE PROSPECTUS TO REMOVE THIS
      DISCLOSURE.

3. COMMENT: Please expand your response to explain the facts relied upon in concluding that the private placements were complete prior to the filing of the registration statement, especially in light of the waiving rights of the Class E and G shareholders. Cite any legal authority upon which you rely.

      RESPONSE: WE WOULD LIKE TO DISCUSS THIS COMMENT BY TELEPHONE WITH THE
      STAFF.

4. We note that some of the material upon which you rely on in the industry section dates back to October of 2003. Please revise the disclosure in your document to provide the dates for the reports upon which you rely in your response to previous comment 5.
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      RESPONSE: THE COMPANY HAS REVISED THE DISCLOSURE TO PROVIDE THE DATES FOR
      THE REPORTS UPON WHICH THE COMPANY RELIED IN PREPARING THE "INDUSTRY" SECTION.

5. COMMENT: In your response to previous comment 6, please expand bullet point one to clarify that the inability to comply with some of those regulations could result in your ceasing operations altogether. In addition, please quantify the portion of your revenues derived from Title IV.

      RESPONSE: THE COMPANY HAS MODIFIED THE DISCLOSURE ON PAGE 3 OF THE PROSPECTUS.

Risk Factors

If Capella University does not maintain its authorization in Minnesota...page 11

6. COMMENT: Expand to briefly describe the material requirements of the Minnesota statutes and rules that may be difficult for Capella to comply with in the future.

      RESPONSE: THE COMPANY IS NOT AWARE OF ANY MATERIAL REQUIREMENTS OF THE MINNESOTA STATUTES AND RULES THAT IT EXPECTS TO BE DIFFICULT FOR IT TO COMPLY WITH IN THE FUTURE. THE PROBABILITY OF LOSING AUTHORIZATION IN MINNESOTA IS THEREFORE LIKELY TO BE RELATIVELY SMALL. HOWEVER, THE POTENTIAL EFFECT OF LOSING AUTHORIZATION IN MINNESOTA (INCLUDING TERMINATION OF THE COMPANY'S ABILITY TO PROVIDE EDUCATIONAL SERVICES AND ITS ELIGIBILITY TO PARTICIPATE IN TITLE IV PROGRAMS) IS OF SUCH SIGNIFICANCE THAT THE COMPANY BELIEVES THIS RISK MAY BE MATERIAL TO INVESTORS.

Future sales of our common stock...page 25

7. COMMENT: We note added disclosure on page 98 relating to an Employee Stock Purchase plan. Please expand this risk factor to briefly discuss the potential impact of the employee plan on the price of your stock.

      RESPONSE: WE SUPPLEMENTALLY INFORM THE STAFF THAT THE COMPANY HAS DISCLOSED IN THE LAST PARAGRAPH OF THIS RISK FACTOR THAT SALES OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK (INCLUDING SHARES ISSUED IN CONNECTION WITH OUR EMPLOYEE STOCK PURCHASE PLAN), OR THE PERCEPTION THAT SUCH SALES COULD OCCUR, MAY ADVERSELY AFFECT PREVAILING MARKET PRICES FOR OUR COMMON STOCK. THE COMPANY HAS ADDED A NEW DISCLOSURE PRIOR TO THAT PARAGRAPH TO EMPHASIZE THE FACT THE COMPANY MAY OFFER TO ITS EMPLOYEES SHARES OF ITS COMMON STOCK UNDER THE EMPLOYEE STOCK PURCHASE PLAN AT A DISCOUNT TO THE THEN-CURRENT FAIR MARKET PRICE OF ITS COMMON STOCK. THE DISCOUNT WILL GIVE ITS EMPLOYEES INCENTIVES TO PURCHASE SHARES OF ITS COMMON STOCK UNDER THE PLAN AND COMPANY EMPLOYEES MAY SELL SOME OR ALL OF THESE SHARES INTO THE PUBLIC MARKET.
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Our auditors concluded that, as of December 31, 2004...page 26

8. COMMENT: In response to previous comment 9, please delete the language in the last sentence relating to your ability to avoid "other" significant deficiencies in internal controls in the future since that risk is generic to all public companies.

      RESPONSE: THE COMPANY HAS REVISED THE PROSPECTUS TO DELETE THIS RISK FACTOR ALTOGETHER.

9. COMMENT: Please clarify what you mean when you say that "all identified errors were corrected in our financial statements." When were the errors corrected, and were the financial statements included in this amendment restated to reflect these corrections?

      RESPONSE: THE COMPANY HAS REVISED THE PROSPECTUS TO DELETE THIS RISK FACTOR ALTOGETHER.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 49

10. COMMENT: Where you discuss an increase in enrollment as a factor that affected revenues or expenses, please quantify the increase in enrollment from period to period.

      RESPONSE: WHERE AN INCREASE IN ENROLLMENT IS DISCUSSED AS A FACTOR THAT AFFECTED REVENUES OR EXPENSES, THE COMPANY HAS REVISED ITS DISCLOSURE TO QUANTIFY SUCH INCREASE IN ENROLLMENT.

Business

Curricula, page 64

11. COMMENT: We refer to your disclosure on page 65 indicating that you are in the process of phasing out your certificate programs. Please quantify the portion of your revenues derived from these programs during historical periods. In addition, if material, please consider disclosure in MD&A and the Risk Factors section regarding the effect this will have on future periods.

      RESPONSE: THE COMPANY NO LONGER PLANS TO PHASE OUT ITS CERTIFICATE PROGRAMS. DISCLOSURE RELATED TO THE COMPANY'S CERTIFICATE PROGRAMS HAS BEEN REVISED ACCORDINGLY.


Underwriting, page 118
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12.   COMMENT: In response to previous comment 54, please identify more specifically the "other persons associated with us" who will participate in the directed share program. Please also revise your directed share program discussion on page 119 to reflect that the program also extends to students, alumni, and faculty.

      RESPONSE: THE COMPANY HAS REVISED ITS DISCLOSURE REGARDING THE DIRECTED SHARE PROGRAM TO REMOVE THE PHRASE "AND OTHER PERSONS ASSOCIATED WITH US" AND TO REFLECT THAT THE PROGRAM WILL EXTEND ONLY TO EMPLOYEES AND FACULTY.

Financial Statements

Note 2 - Summary of Significant Accounting Policies

Short-Term Investment, page F-8

13. COMMENT: We have read and considered your response to comment 60. Please expand your footnote to disclose your basis for classifying these amounts as current assets versus noncurrent assets under ARB 43.

      RESPONSE: THE COMPANY HAS ADDED THE EXPANDED DISCLOSURE IN NOTE 2, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, UNDER MARKETABLE SECURITIES.

Directed Share Materials

14. COMMENT: Please revise your directed share program materials to reflect that the program is also being offered to "directors."

      RESPONSE: AS NOTED IN RESPONSE TO COMMENT 12, THE DIRECTED SHARE PROGRAM WILL ONLY BE OFFERED TO THE COMPANY'S EMPLOYEES AND FACULTY. DUE TO THE CHANGE IN THE SCOPE OF THE DIRECTED SHARE PROGRAM, THE COMPANY WILL SUPPLEMENTALY PROVIDE REVISED DIRECTED SHARE PROGRAM MATERIALS.

15. COMMENT: We refer to the section of Exhibit B that details what occurs after the registration statement has been brought effective. Please specifically indicate that potential investors have the right, when contacted by a representative of Piper Jaffray, to decline to participate in the offering.

      RESPONSE: SEE RESPONSE TO COMMENT 14.

If we can facilitate the Staff's review of Amendment No. 2, or if the Staff has any questions on any of the information set forth herein, please telephone me at
(612) 766-7328 or Erik Romslo at (612) 766-7079. Either of us may also be reached toll-free at (800) 328-4393. Our fax number is (612) 766-1600. Thank you again for your time and consideration.


                                            Very truly yours,

                                            FAEGRE & BENSON LLP

                                            Michael K. Coddington


cc:      Stephen Shank
         Lois Martin
         Gregory Thom
         Amy Drifka
         Jennifer Crews
         George Stephanakis
         Damien Zoubek
         David Miller